UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 9)
Tower Semiconductor Ltd.
(Name of Issuer)
Ordinary Shares, NIS 15.00 par value per share	M87915100
(Title of Class of Securities)	(CUSIP Number)
Maya Alcheh-Kaplan
Israel Corporation Ltd. 23 Aranha Street Tel Aviv 6107025, Israel +972-3-684-4517 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 24, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages) (Page 1 of 13 Pages)

CUSIP No.	M87915-10-0	13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS: Israel Corporation Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 14,693,559 (1)
	8	SHARED VOTING POWER: 0 (2)
	9	SOLE DISPOSITIVE POWER: 14,693,559 (1)
	10	SHARED DISPOSITIVE POWER: 0 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 14,693,559 (1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.49% (3)
14	TYPE OF REPORTING PERSON: CO

(1)           Represents (a) 14,690,224 Ordinary Shares, (b) options held by Israel Corporation Ltd. (“TIC” or the “Reporting Person”) to purchase 1,334 Ordinary Shares (as defined in Item 1 below) exercisable within sixty (60) days of the date hereof at an exercise price of $9.90 per Ordinary Share and (c) options held by TIC to purchase 2,001 Ordinary Shares exercisable within sixty (60) days of the date hereof at an exercise price of $27.15 per Ordinary Share. The options referred to in clauses (b) and (c) were originally granted to a director and an executive officer of TIC, who, at the time of the grant, were serving as directors of Tower and were assigned by them to TIC. It is noted that Tower Semiconductor Ltd. (“Tower” or the “Issuer”) completed a 15:1 reverse split of its ordinary shares in August 2012 (the “Reverse Split”). Unless stated otherwise, all amounts of ordinary shares of the Issuer set forth herein take into account the Reverse Split.

(2)           The Consolidated Shareholders Agreement (incorporated herein as Exhibit 4) (and the amendment thereto, incorporated herein as Exhibit 12, the “Shareholders’ Agreement Amendment”) terminated in January 2013 in accordance with its terms.

(3)           Based on 37,204,247 Ordinary Shares of Tower outstanding as of March 31, 2013 (as set forth in Tower’s Form 6-K for the month of April 2013, filed with the Securities and Exchange Commission on April 16, 2013)), the number of Ordinary Shares of Tower beneficially owned by the Reporting Person as reported herein represents approximately 39.49% of the outstanding Ordinary Shares as of March 31, 2013. The above number of outstanding Ordinary Shares does not include 86,667 treasury shares of Tower.

Item 1.                       Security and Issuer.

The name of the issuer to which this Amendment No. 9 (as defined below) relates is Tower Semiconductor Ltd. (“Tower”).  Its principal executive offices are located at Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek, 23105 Israel.  This Amendment No. 9 relates to Tower’s Ordinary Shares, NIS 15.00 par value per share (the “Ordinary Shares”). This constitutes Amendment No. 9 (“Amendment No.9”) to Schedule 13D filed previously by the Reporting Person (as defined in Item 2 below). The percentage of Ordinary Shares reported in this Amendment No. 9 as being beneficially owned by the Reporting Person and any other information disclosed herein (other than descriptions of agreements and transactions to which the Reporting Person is a party) is based on publicly available information provided by Tower or other third parties.

Item 2.                       Identity and Background

This Amendment No. 9 is filed on behalf of Israel Corporation Ltd. (“TIC” or the “Reporting Person”). The Reporting Person was organized under the laws of the State of Israel.

The principal business address of the Reporting Person is 23 Aranha Street, Tel Aviv 61070 Israel. The principal business of the Reporting Person is a holding company.

Set forth below is certain current information regarding the executive officers and directors of the Reporting Person:

Name/Position with TIC	Business Address	Principal Occupation and Name and Address of Employer	Country of Citizenship
Amir Elstein - Chairman of the Board of Directors	23 Aranha St. Tel-Aviv, Israel	Chairman of the Board of Directors of Israel Corporation Ltd. 23 Aranha St. Tel-Aviv, Israel	Israel
Idan Ofer – Director	23 Aranha St. Tel-Aviv, Israel	Manager of Lynav Shipping Ltd. 23 Aranha St. Tel-Aviv, Israel	Israel
Amnon Lion - Director	23 Aranha St. Tel-Aviv, Israel	Serves as a director in various companies.	Israel
Zeev Nahari Director	23 Aranha St. Tel-Aviv, Israel	Senior Deputy Chief Executive Officer of AI Bank (a subsidiary of Bank Leumi Le-Israel)	Israel
Ron Moskovitz - Director	23 Aranha St. Tel-Aviv, Israel	CEO of Quantum Pacific (UK) LLP. Meadway 69, Hampstead Garden Suburb, NW11 6QJ, London, UK	Israel
Gideon Langholz - External Director	23 Aranha St. Tel-Aviv, Israel	Professor of electrical engineering, Afeka College of Engineering. 218 Bnei Efraim St. Tel-Aviv, Israel	Israel
Zehavit Cohen - Director	23 Aranha St. Tel-Aviv, Israel	Managing Partner of Apax Partners Israel Ltd. 4 Berkowitz St. Tel Aviv, Israel	Israel
Yoav Doppelt - Director	23 Aranha St. Tel-Aviv, Israel	Chief Executive Officer of XT Investments Group 40 Einstein St. Tel Aviv, Israel	Israel
Michael Bricker - Director	23 Aranha St. Tel-Aviv, Israel	Senior Vice President and the General Counsel of Amdocs 8 Hapnina St. Raanana, Israel	Israel
Aviad Kaufman - Director	23 Aranha St. Tel-Aviv, Israel	CFO Quantum Pacific (UK) LLP. Meadway 69, Hampstead Garden Suburb, NW11 6QJ, London, UK	Israel
Ofer Tramechi - External Director	23 Aranha St. Tel-Aviv, Israel		Israel
Eitan Raff - Director	23 Aranha St. Tel-Aviv, Israel	Senior Adviser to Morgan Stanley 9 Achad Ha'am St. Tel-Aviv, Israel.	Israel
Dan Suesskind - Director	23 Aranha St. Tel-Aviv, Israel	Serves as a director in various companies.	Israel

Name/Position with TIC	Business Address	Address of Employer	Country of Citizenship
Nir Gilad - President & Chief Executive Officer	23 Aranha St. Tel-Aviv, Israel	23 Aranha St. Tel-Aviv, Israel	Israel
Avisar Paz - Chief Financial Officer	23 Aranha St. Tel-Aviv, Israel	23 Aranha St. Tel-Aviv, Israel	Israel
Eran Sarig - Vice President Business Development	23 Aranha St. Tel-Aviv, Israel	23 Aranha St. Tel-Aviv, Israel	Israel
Maya Alcheh-Kaplan - Vice President, General Counsel and Company Secretary	23 Aranha St. Tel-Aviv, Israel	23 Aranha St. Tel-Aviv, Israel	Israel
Elie Goldschmidt - Vice President Communication and Regulatory Affairs	23 Aranha St. Tel-Aviv, Israel	23 Aranha St. Tel-Aviv, Israel	Israel

The Reporting Person is a public company traded on the Tel Aviv Stock Exchange. As such, all decisions relating to the voting or disposition of stock of the Issuer are made by the board of directors of the Reporting Person. In accordance with the Israel Companies Law – 1999, at least two “external directors” (as such term is defined under the Israel Companies Law – 1999) are members of the Reporting Person’s board of directors.

A discretionary trust, in which Idan Ofer is a prime beneficiary, indirectly holds 80% of Millennium Investments Elad Ltd. (“Millennium”) which holds approximately 46.94% of the issued and outstanding shares of the Reporting Person as of April 2, 2013. This discretionary trust also indirectly holds an additional approximately 0.74% of the issued and outstanding shares of the Reporting Person as of April 2, 2013. A second discretionary trust in which Idan Ofer is a prime beneficiary holds 50% of a company that indirectly holds (i) 20% of the issued and outstanding shares Millennium and (ii) approximately 1.4% of the issued and outstanding shares of the Reporting Person as of April 2, 2013. Mr. Ofer also owns directly approximately 2.46% of the issued and outstanding shares of the Reporting Person as of April 2, 2013. Each of Millennium and Mr. Idan Ofer disclaims beneficial ownership of any securities of Tower held by the Reporting Person, except to the extent of his pecuniary interest therein, if any.

During the last five years, neither the Reporting Person nor any of the executive officers or directors of the Reporting Person has been: (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                       Source and Amount of Funds or Other Consideration.

On March 20, 2013, TIC notified Tower of its election to convert all of the equity equivalent convertible capital notes (the “Capital Notes”) issued to it by the Issuer into Ordinary Shares. The aggregate face value of the Capital Notes was $190 million. Pursuant to such conversion, an aggregate of 13,739,523 Ordinary Shares were issued to TIC.

Item 4.                       Purpose of Transaction.

The purpose of the conversion of the Capital Notes by TIC was to directly hold the Ordinary Shares underlying the Capital Notes.

Item 5.                       Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of 14,693,559 Ordinary Shares comprised of (i) 14,690,224 Ordinary Shares and (ii) options to purchase 1,334 and 2,001 Ordinary Shares exercisable within sixty (60) days of the date hereof at an exercise price of $9.90 and $27.15 per Ordinary Share, respectively.

To the knowledge of the Reporting Person, the following executive officers and directors of the Reporting Person beneficially own Ordinary Shares as of March 21, 2013, as follows:

Name/Position with TIC	Ordinary Shares Beneficially Owned in Tower
Amir Elstein Chairman of the Board of Directors	766,667 Ordinary Shares issuable upon the exercise of options
Idan Ofer Director	74,334 Ordinary Shares 54,342 Ordinary Shares issuable upon the conversion of convertible bonds
Eran Sarig Vice President Business Development	158 Ordinary Shares

(b)            The Reporting Person has sole voting and dispositive power over the 14,693,559 Ordinary Shares beneficially owned by it.

The statements in this Amendment No. 9 shall not be construed as an admission by the Reporting Person that any such Reporting Person and any other persons or entities constitute a “group” for purposes of Section 13(d) of the Exchange Act and the rules promulgated thereunder. Furthermore, the filing of this Amendment No. 9 shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any Ordinary Shares other than those Ordinary Shares over which the Reporting Person has direct voting and dispositive power, as reported herein. The Reporting Person disclaims any pecuniary interest in any securities of Tower owned by any other person, and expressly disclaims the existence of a group.

(c)            Except as set forth above, neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has effected any transaction in any securities of Tower during the past sixty (60) days.

(d)            No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

Item 6.                       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With the exception of the agreements in previous amendments to the Schedule 13D or attached hereto as exhibits and incorporated herein in their entirety by reference, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Tower, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                       Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

1.	Share Purchase Agreement, dated as of December 12, 2000, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*
2.	Additional Purchase Obligation Agreement, dated as of December 12, 2000, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*
3.
Registration Rights Agreement, dated as of January 18, 2001, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and QuickLogic Corporation.*

4.	Consolidated Shareholders Agreement, dated as of January 18, 2001, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd. and Macronix International Co., Ltd.*
5.	Trustee Nomination Letter, dated January 25, 2001, between Zvi Ephrat and Israel Corporation Ltd.*
6.	Amendment to Payment Schedules of Series A-3 and Series A-4 Additional Purchase Obligations, dated March 26, 2002.*
7.
Letter, dated July 23, 2002, regarding Participation in Rights Offering, executed by Israel Corporation Technologies (ICTech) Ltd., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix (BVI) Co., Ltd.*

8.	Joint Filing Agreement, dated December, 2002.*
9.	Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated February 24, 2003.*
10.	Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated February 24, 2003.*
11.	Side Letter for Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated April 14, 2003.*

Exhibit No.	Description

12.
Amendment No.3 to Payment Schedule of Series A-5 Additional Purchase Obligations, Waiver of Series A-5 Conditions, Conversion of Series A-4 Wafer Credits and Other Provisions, dated November 11, 2003. *

13.	Securities Purchase Agreement, dated as of August 24, 2006, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*
14.	Registration Rights Agreement, dated as of September 28, 2006, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*
15.	Voting Agreement, dated as of September 28, 2006, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and Bank Hapoalim B.M.*
16.
Voting Agreement, dated as of September 28, 2006, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and Bank Leumi Le-Israel B.M.*

17.	Tag-Along Agreement, dated as of September 28, 2006, between Israel Corporation Ltd., and Bank Hapoalim B.M.*
18.	Tag-Along Agreement, dated as of September 28, 2006, between Israel Corporation Ltd., and Bank Leumi Le-Israel B.M.*
19.	Securities Purchase Agreement, dated as of September 25, 2008, by and between Israel Corporation Ltd. and Tower Semiconductor Ltd. *
20.	Amended and Restated Registration Rights Agreement, dated as of September 25, 2008, by and between Israel Corporation Ltd. and Tower Semiconductor Ltd. *
21.	Conversion Agreement, dated as of September 25, 2008, by and between Israel Corporation Ltd. and Tower Semiconductor Ltd. *
22.	Amendment No. 1 to Tag-Along Agreement, dated September 25, 2008, by and between Israel Corporation Ltd. and Bank Hapoalim B.M.*
23.	Amendment No. 1 to Tag-Along Agreement, dated September 25, 2008, by and between Israel Corporation Ltd. and Bank Leumi Le-Israel B.M.*

Exhibit No.	Description

24.	Safety Net Undertaking of Israel Corporation Ltd. to Tower Semiconductor Ltd., dated September 25, 2008. *
25.	Equity Capital Notes of Tower Semiconductor Ltd. received by Israel Corporation Ltd., dated September 25, 2008. *
26.	Fee Letter, dated September 25, 2008, from Tower Semiconductor Ltd. to Israel Corporation Ltd. *
27.	Amendment to Safety Net Undertaking, dated January 6, 2009.*
28.	Equity Equivalent Convertible Capital Note of Tower Semiconductor Ltd. dated January 7, 2009.*
29.	Exercise Notice of Conversion of Capital Notes dated March 20, 2013.
_____________

*Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 8, 2013

ISRAEL CORPORATION LTD.

By:     /s/ Nir Gilad
Name: Nir Gilad
Title: President and Chief Executive Officer

By:      /s/ Avisar Paz
            Name: Avisar Paz
Title:  Chief Financial Officer

Exhibit Index

Exhibit No.	Description

1.	Share Purchase Agreement, dated as of December 12, 2000, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*
2.	Additional Purchase Obligation Agreement, dated as of December 12, 2000, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*
3.
Registration Rights Agreement, dated as of January 18, 2001, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and QuickLogic Corporation.*

4.	Consolidated Shareholders Agreement, dated as of January 18, 2001, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd. and Macronix International Co., Ltd.*
5.	Trustee Nomination Letter, dated January 25, 2001, between Zvi Ephrat and Israel Corporation Ltd.*
6.	Amendment to Payment Schedules of Series A-3 and Series A-4 Additional Purchase Obligations, dated March 26, 2002.*
7.
Letter, dated July 23, 2002, regarding Participation in Rights Offering, executed by Israel Corporation Technologies (ICTech) Ltd., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix (BVI) Co., Ltd.*

8.	Joint Filing Agreement, dated December, 2002.*
9.	Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated February 24, 2003.*
10.	Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated February 24, 2003.*
11.	Side Letter for Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated April 14, 2003.*
12.
Amendment No.3 to Payment Schedule of Series A-5 Additional Purchase Obligations, Waiver of Series A-5 Conditions, Conversion of Series A-4 Wafer Credits and Other Provisions, dated November 11, 2003. *

13.	Securities Purchase Agreement, dated as of August 24, 2006, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*
14.	Registration Rights Agreement, dated as of September 28, 2006, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*
15.	Voting Agreement, dated as of September 28, 2006, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and Bank Hapoalim B.M.*

Exhibit No.	Description

16.
Voting Agreement, dated as of September 28, 2006, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and Bank Leumi Le-Israel B.M.*

17.	Tag-Along Agreement, dated as of September 28, 2006, between Israel Corporation Ltd., and Bank Hapoalim B.M.*
18.	Tag-Along Agreement, dated as of September 28, 2006, between Israel Corporation Ltd., and Bank Leumi Le-Israel B.M.*
19.	Securities Purchase Agreement, dated as of September 25, 2008, by and between Israel Corporation Ltd. and Tower Semiconductor Ltd.*
20.	Amended and Restated Registration Rights Agreement, dated as of September 25, 2008, by and between Israel Corporation Ltd. and Tower Semiconductor Ltd.*
21.	Conversion Agreement, dated as of September 25, 2008, by and between Israel Corporation Ltd. and Tower Semiconductor Ltd.*
22.	Amendment No. 1 to Tag-Along Agreement, dated September 25, 2008, by and between Israel Corporation Ltd. and Bank Hapoalim B.M.*
23.	Amendment No. 1 to Tag-Along Agreement, dated September 25, 2008, by and between Israel Corporation Ltd. and Bank Leumi Le-Israel B.M.*
24.	Safety Net Undertaking of Israel Corporation Ltd. to Tower Semiconductor Ltd., dated September 25, 2008.*
25.	Equity Capital Notes of Tower Semiconductor Ltd. issued to Israel Corporation Ltd., dated September 25, 2008.*
26.	Fee Letter, dated September 25, 2008, from Tower Semiconductor Ltd. to Israel Corporation Ltd. *
27.	Amendment to the Safety Net Undertaking, dated January 6, 2009.*
28.	Equity Capital Notes of Tower Semiconductor Ltd. received by Israel Corporation Ltd., dated January 7, 2009.*
29.	Exercise Notice of Conversion of Capital Notes dated March 20, 2013.

   _________________
   * Previously filed.